FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA COMPLETES THE ACQUISITION OF BRISTOL-MYERS SQUIBB SHARE OF GLOBAL DIABETES ALLIANCE

AstraZeneca today announced that it completed, on 1 February 2014, the acquisition of the entirety of Bristol-Myers Squibb's interests in the companies' diabetes alliance.

As previously announced, the acquisition gives AstraZeneca ownership of the intellectual property and global rights for the development, manufacture and commercialisation of the diabetes business, which includes Onglyza® (saxagliptin), Kombiglyze™ XR (saxagliptin and metformin HCl extended release), Komboglyze™ (saxagliptin and metformin HCl), dapagliflozin (marketed as Forxiga® outside the US and Farxiga® in the US), Xigduo™ (dapagliflozin and metformin HCl), Byetta® (exenatide), Bydureon® (exenatide extended-release for injectable suspension), metreleptin and Symlin® (pramlintide acetate).

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "I extend a warm welcome to our new colleagues and I'm delighted with the speed at which we've completed the acquisition which reinforces our long-term commitment to patients with diabetes. Under a single leadership, we will maximise the potential of our innovative portfolio of non-insulin anti-diabetic medicines, bringing fresh momentum to our growth ambitions for this franchise."

On completion of the acquisition, AstraZeneca paid Bristol-Myers Squibb $2.7 billion of initial consideration. AstraZeneca has also agreed to pay up to $1.4 billion in regulatory, launch and sales payments, and various sales-related royalty payments up until 2025, $600 million of which relates to the approval of Farxiga in the US. In addition, AstraZeneca may make payments of up to $225 million when certain assets are subsequently transferred.

About Type 2 Diabetes

In 2013, diabetes was estimated to affect more than 380 million people worldwide. The prevalence of diabetes is projected to reach more than 592 million by 2035. Type 2 diabetes accounts for approximately 85% to 95% of all cases of diagnosed diabetes in adults.

Type 2 diabetes is a chronic disease characterised by insulin resistance and dysfunction of beta cells in the pancreas, leading to elevated glucose levels. Over time, this sustained hyperglycaemia contributes to further progression of the disease. Significant unmet needs still exist, as many patients remain inadequately controlled on their current glucose-lowering regimen.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                              +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                              +44 20 7604 8034 (UK/Global)
Michele Meixell                                +1 302 885 2677 (US)
Jacob Lund                                       +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                           +44 20 7604 8123  mob: +44 7789 654364
Colleen Proctor                                 + 1 302 886 1842      mob: +1 302 357 4882
Anthony Brown                                +44 20 7604 8067    mob: +44 7585 404943
Jens Lindberg                                    +44 20 7604 8414    mob: +44 7557 319729

3 February 2014
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 February 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary